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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	DiNicola, Robert J		Zale Corporation (ZLC)
	C/O Zale Corporation 901 West Walnut Hill Lane	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			11/05/2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Irving, TX 75038 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☐	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		07/30/02				D			200,000	D			50,000		D

	Common Stock													146		I		401K

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Option (Right to buy)		$33.4375

	Stock Option (Right to buy)		$28.2187

	Stock Option (Right to buy)		$31.75		07/30/02				D				387,404

	Stock Option (Right to buy)		$31.75		07/30/02				D				12,596

	Stock Option (Right to buy)		$31.75		10/30/02				D				96,581

	Stock Option (Right to buy)		$31.75		10/30/02				D				3,149

	Stock Option (Right to buy)		$29.005		11/01/02				A			5,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		07/09/08		Common Stock					500,000		D

		11/03/10		Common Stock					5,000		D

	07/12/02	07/12/11		Common Stock	387,404						D

	07/12/02	07/12/11		Common Stock	12,596						D

	07/12/02	07/12/11		Common Stock	96,581						D

	07/12/02	07/12/11		Common Stock	3,149						D

	11/01/03	11/01/12		Common Stock	5,000				5,000		D

Explanation of Responses:

The 200,000 shares disposed of on 7/30/02 represents restricted stock forfeited as a result of Mr. Dinicola's resignation as an employee of the Company.

The 387,404 options and 12,596 options disposed of are part of a 7/12/01 Zale Corporation Omnibus Stock Option Plan grant and were cancelled 7/30/02, the day Mr. DiNicola resigned as an employee of the Company.

The 96,581 options and 3,149 were vested options disposed of as part of a 7/12/01 Zale Corporation Omnibus Stock Option Plan grant and expired three months after Mr. DiNicola's resignation as an employee of the Company.

The 5,000 options acquired on 11/01/02 were granted under the Zale Corporation Outside Directors' Stock Option Plan and vests in four equal annual installments beginning on 11/1/03

/s/ Hilary Molay, Attorney-in-Fact	November 5, 2002
**Signature of Reporting Person Hilary Molay, Attorney-in-Fact for Robert J. DiNicola	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.